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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 14, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                  FORM U-6B-2
                          Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by:  ScottishPower plc, PacifiCorp and Subsidiaries

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of security or securities ("commercial paper" and "promissory notes"):
     See Schedules I & II filed on Form SE.

2. Issue, renewal or guaranty: (New Issues) Short-Term Promissory Notes represent cash advances directly from the Intercompany Loan Agreement and Umbrella Loan Agreement. In addition, PacifiCorp issued Commercial Paper.

3.   Principal amount of each security:  See Schedules I & II filed on Form SE.

4. Rate of interest per annum of each security: See Schedules I & II filed on Form SE.

5. Date of issue, renewal or guaranty of each security: See Schedules I & II filed on Form SE.

6.   If renewal of security, give date of original issue:  Not applicable.

7.   Date of maturity of each security:  See Schedule I filed on Form SE.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Short-term promissory notes are issued by PacifiCorp, PacifiCorp Group Holdings Company and affiliates. Commercial paper issued to customers of various dealers. See Schedule I filed on Form SE.

9.   Collateral given with each security, if any:  None.
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10.  Consideration received for each security:  For debt, consideration is proceeds amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
     a)  the provisions contained in the first sentence of Section 6(b):
     b)  the provisions contained in the fourth sentence of Section 6(b):
     c) the provisions contained in any rule of the commission other than Rule U-48: /x/

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
     Section 6(b).

The maximum amount allowable under the section 6(b) commercial paper exception on June 30, 2000 was $528.3 million. The amount outstanding on June 30, 2000 was $365,127,835.55. The maximum outstanding during the period of November 29, 1999 through June 30, 2000 was $429,034,835.55 on January 25, 2000.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.


                                   ScottishPower plc


                                   By: /s/ David Nish
                                       ---------------------
                                       David Nish
                                       Finance Director


Date:  August 14, 2000

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